UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number: 001-36206

500.com LIMITED

500.com Building

Shenxianling Sports Center

Longgang District

Shenzhen, 518115

People’s Republic of China

(86 755) 8633 0000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TABLE OF CONTENTS

SIGNATURE
EX-99.1

TABLE OF CONTENTS

Exhibit 99.1 -	Press release: 500.com Limited Reports First Quarter 2014 Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

500.com LIMITED

By:	/s/ Man San Law
Name:	Man San Law
Title:	Chairman and Chief Executive Officer

Date: May 7, 2014

Exhibit 99.1

500.com Limited Reports First Quarter 2014 Financial Results

SHENZHEN, China, May 7, 2014—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the first quarter of 2014.

First Quarter 2014 Highlights

•	Total purchase amount was RMB1,054.9 million (US$169.7 million), down 1.5% quarter-over-quarter and up 95.4% year-over-year.

•	Net revenues were RMB89.8 million (US$14.4 million), down 6.6% quarter-over-quarter and up 127.3% year-over-year.

•	Operating profit was RMB31.7 million (US$5.1 million), down 6.5% quarter-over-quarter and up sharply year-over-year.

•	Net income attributable to ordinary shareholders was RMB27.5 million (US$4.4 million).

•	Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation expenses was RMB32.4 million (US$5.2 million), up 24.1% quarter-over-quarter.

•	Basic and diluted earnings per ADS[1] attributable to ordinary shareholders were US$0.13 and US$0.12, respectively.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders excluding share-based compensation expenses were US$0.16 and US$0.15, respectively.

•	Number of active users was approximately 1,144,000 during the first quarter of 2014, an increase of 28.0% quarter-over quarter.

“I am pleased to report another strong quarter as we begin 2014 on a solid footing,” commented Mr. Man San Law, Founder, Chairman and Chief Executive Officer of 500.com. “We continued to gain momentum as we handedly beat guidance with total purchase amount surpassing US$169.7 million, a 95.4% year-over-year increase. Traffic continued to grow during the quarter, particularly through our mobile channel where 26.4% of total purchases are now made. With mobile purchases now approaching one third of total purchases, we will continue to invest in R&D, marketing and our innovative mobile services as we reach out to a new user base to reinforce our leadership position. Revenues continued to increase as our active user base increased to approximately 1,144,000 users during the first quarter of 2014, a 28.0% increase sequentially. Our operating margin remained steady at 35.3% during the quarter, which further demonstrating the effectiveness of our overall strategy.”

[1]	American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

First Quarter 2014 Financial Results

Net revenues

Net revenues were RMB89.8 million (US$14.4 million), representing an increase of 127.3% from RMB39.5 million during the first quarter of 2013 and a decrease of 6.6% from RMB96.1 million during the fourth quarter of 2013.

Total purchase amount was RMB1,054.9 million (US$169.7 million), an increase of 95.4% from RMB539.9 million during the first quarter of 2013 and a decrease of 1.5% from RMB1,071.0 million during the fourth quarter of 2013.

The year-over-year increase in net revenues was primarily due to increased marketing efforts and the positive effects on the Company’s brand equity resulting from its initial public offering last year. The sequential decreases in net revenues and total purchase amount were primarily due to the regular 8-day suspension of sales of lottery products during the Chinese New Year holiday. Despite the slight sequential decrease in total purchase amount, the number of active users increased by 28.0% to approximately 1,144,000 during the first quarter of 2014 from 894,000 during the fourth quarter of 2013.

Total service fees were RMB112.1 million (US$18.0 million), representing an increase of 101.6% from RMB55.6 million during the first quarter of 2013 and a decrease of 6.5% from RMB119.7 million during the fourth quarter of 2013, which were primarily in line with the increase and decrease in total purchase amount, respectively.

Operating Expenses

Operating expenses were RMB60.5 million (US$9.7 million), representing an increase of 37.8% from RMB43.9 million in the first quarter of 2013 and decrease of 11.2% from RMB68.1 million during the fourth quarter of 2013.

Cost of services were RMB8.5 million (US$1.4 million), representing an increase of 60.4% from RMB5.3 million during the first quarter of 2013 and 2.4% from RMB8.3 million during the fourth quarter of 2013. The year-over-year increases were mainly a result of the increase in the total purchase amount. Cost of services represented 9.5% of net revenues, compared with 13.4% in the first quarter of 2013 and 8.6% in the fourth quarter of 2013.

Sales and marketing expenses were RMB20.9 million (US$3.4 million), representing an increase of 31.4% from RMB15.9 million during the first quarter of 2013 and a decrease of 10.7% from RMB23.4 million during the fourth quarter of 2013. Sales and marketing expenses represented 23.3% of net revenues, compared with 40.3% in the first quarter of 2013 and 24.3% in the fourth quarter of 2013. The sequential and year-over-year decreases in sales and marketing expenses as a percentage of net revenues were primarily a result of the Company’s increased cost controls and data analysis of user activity resulting in more efficient marketing efforts.

General and administrative expenses were RMB23.9 million (US$3.8 million), representing an increase of 43.1% from RMB16.7 million during the first quarter of 2013 and a decrease of 10.5% from RMB26.7 million during the fourth quarter of 2013. The year-over-year increase was mainly a result of the increase in share-based compensation expenses associated with the share options granted to the Company’s employees during the fourth quarter of 2013. The sequential decrease was mainly due to the year-end bonuses granted to Company’s employees during the fourth quarter of 2013. General and administrative expenses represented 26.6% of net revenues, compared with 42.3% in the first quarter of 2013 and 27.8% in the fourth quarter of 2013. The decrease in general and administrative expenses as a percentage of net revenues were primarily due to the increase in net revenue which allowed the Company to achieve economics of scale.

Service development expenses were RMB7.1 million (US$1.1 million), representing an increase of 18.3% from RMB6.0 million during the first quarter of 2013 and a decrease of 27.6% from RMB9.8 million during the fourth quarter of 2013. The year-over-year increase was primarily due to an increase in the number of employees since the second quarter of 2013. The sequential decrease was primarily attributable to increases in salary and benefit expenses as a result of the year-end bonuses granted to the Company’s employees during the fourth quarter of 2013. Service development expenses represented 7.9% of net revenues, compared with 15.2% in the first quarter of 2013 and 10.2% in the fourth quarter of 2013.

Operating Profit

Operating profit was RMB31.7 million (US$5.1 million), representing a decrease of 6.5% from an operating profit of RMB33.9 million during the fourth quarter of 2013 and an increase from an operating loss of RMB2.8 million in the first quarter of 2013.

Non-GAAP operating profit excluding share-based compensation expenses was RMB36.6 million (US$5.9 million), representing a decrease of 4.7% from RMB38.4 million during the fourth quarter of 2013 and an increase from a non-GAAP operating loss of RMB0.8 million in the first quarter of 2013.

Operating profit as a percentage of net revenue was 35.3% for the first quarter of 2014, compared to an operating loss in the same period in 2013, and 35.2% in the previous quarter. Operating profit as a percentage of total service fees was 28.3%.

Non-GAAP operating profit as a percentage of net revenue was 40.8% for the first quarter of 2014, compared to a non-GAAP operating loss in the same period in 2013, and 39.9% in the previous quarter. Non-GAAP operating profit as a percentage of total service fees was 32.7%.

Net Income

Net income was RMB27.5 million (US$4.4 million), compared with a net loss of RMB3.6 million during the first quarter of 2013 and net income of RMB85.5 million during the fourth quarter of 2013. The Company recorded a one-time income tax benefit of RMB94.7 million (US$15.2 million) as a result of the reversal of deferred tax liabilities relating to outside basis differences in the Company’s consolidated affiliated entities during the fourth quarter of 2013.

Non-GAAP net income attributable to ordinary shareholders excluding share-based compensation expenses was RMB32.4 million (US$5.2 million), up 24.1% sequentially.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.13 and US$0.12, respectively.

Non-GAAP basic and diluted earnings per ADS excluding share-based compensation expenses were US$0.16 and US$0.15, respectively.

Cash and Cash Equivalents

As of March 31, 2014, the Company had cash and cash equivalents of RMB271.6 million (US$43.7 million), restricted cash of RMB16.2 million (US$2.6 million) and time deposits of RMB435.3 million (US$70.0 million) compared with cash and cash equivalents of RMB544.3 million, restricted cash of RMB71.7 million and time deposits of RMB121.1 million as of December 31, 2013.

Business Outlook

For the second quarter of 2014, the Company expects the total purchase amount to be between RMB1,330.0 million (US$214.0 million) and RMB1,380.0 million (US$222.0 million), representing a sequential increase of 26.1% - 30.8% and a year-over-year increase of 90.1% - 97.2%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

500.com’s management will host an earnings conference call on Wednesday, May 7, 2014 at 8:00 a.m. U.S. Eastern Standard Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-317-0790

U.S. Toll Free:	+1-877-870-4263

Hong Kong:	800-905945

China:	4001-201203

Passcode:	WBAI

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, May 14, 2014. The dial-in details for the replay are as follows:

International:	+1-412-317-0088

U.S. Toll Free:	+1-877-344-7529

Passcode:	10045559

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 500.com’s website at http://www.500.com.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2164 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2014.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the first six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses, deferred tax expense/benefit relating to outside basis differences in our consolidated affiliated entities and costs incurred on convertible note. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares)

	As of
	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	544,318	271,586	43,688
Restricted cash	71,662	16,197	2,606
Time deposits	121,085	435,269	70,019
Accounts receivable	62,522	77,239	12,426
Prepayments and other current assets	94,273	136,527	21,963
Deferred offering expenses	—	4,111	661
Deferred tax assets, current portion	16,016	15,770	2,537

Total current assets	909,876	956,699	153,900

Non-current assets:
Property and equipment, net	36,213	35,198	5,662
Intangible assets, net	3,377	3,743	602
Deposits	5,939	7,379	1,187
Long-term investment	—	5,000	804
Deferred tax assets, non-current	157	204	33
Other non-current assets	2,738	238	39

Total non-current assets	48,424	51,762	8,327

TOTAL ASSETS	958,300	1,008,461	162,227

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	12,802	6,272	1,009
Accrued payroll and welfare payable	13,012	6,953	1,118
Accrued expenses and other current liabilities	88,246	98,501	15,846
Income tax payable	4,507	11,369	1,829

Total current liabilities	118,567	123,095	19,802

Non-current liabilities:
Long-term payables	30,313	30,535	4,912

Total non-current liabilities	30,313	30,535	4,912

Total liabilities	148,880	153,630	24,714

Shareholders’ equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized and 66,539,000 shares issued and outstanding as of December 31, 2013 and March 31, 2014	20	20	3
Class B ordinary shares, par value US$0.00005 per share, 300,000,000 shares authorized and 262,197,451 shares issued and outstanding as of December 31, 2013 and March 31, 2014	94	94	16
Additional paid-in capital	967,233	972,143	156,384
Accumulated other comprehensive income	10,492	23,472	3,776
Accumulated deficit	(168,419)	(140,898)	(22,666)

Total shareholders’ equity	809,420	854,831	137,513

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	958,300	1,008,461	162,227

500.com Limited

Condensed Consolidated Statement of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares, per share (or ADS) data)

	Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues	39,485	96,123	89,785	14,443
Operating expenses:
Cost of services	(5,339)	(8,254)	(8,529)	(1,372)
Sales and marketing	(15,875)	(23,395)	(20,946)	(3,369)
General and administrative	(16,657)	(26,673)	(23,903)	(3,845)
Service development expenses	(6,033)	(9,762)	(7,097)	(1,142)

Total operating expenses	(43,904)	(68,084)	(60,475)	(9,728)
Other operating income	1,945	3,189	2,559	412
Government grant	46	2,653	796	128
Other operating expense	(344)	(31)	(999)	(161)

Operating profit	(2,772)	33,850	31,666	5,094
Interest income	101	1,807	4,030	648
Interest expense	—	(4,977)	(230)	(37)
Changes in fair value of derivative component of the convertible note	—	(26,809)	—	—

(Loss) income before income tax	(2,671)	3,871	35,466	5,705
Income tax benefit (expense)	(933)	81,585	(7,945)	(1,278)

Net income (loss)	(3,604)	85,456	27,521	4,427

Other comprehensive income (loss), net of tax
Foreign currency translation gain (loss)	13	(6,792)	12,980	2,088

Comprhensive income (loss)	(3,591)	78,664	40,501	6,515

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	(0.02)	0.32	0.08	0.01
Diluted	(0.02)	0.29	0.08	0.01
Earnings per ADS*
Basic	—	3.20	0.84	0.13
Diluted	—	2.93	0.77	0.12
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	228,768,220	266,753,871	328,736,451	328,736,451
Diluted	228,768,220	291,720,211	357,078,738	357,078,738

*	American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited

Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for per share (or ADS) data)

	Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Operating profit (loss)	(2,772)	33,850	31,666	5,094
Adjustment for share-based compensation expenses	1,983	4,541	4,910	790
Adjusted operating profit (loss) (non-GAAP)	(789)	38,391	36,576	5,884

Net income (loss)	(3,604)	85,456	27,521	4,427
Adjustment for deferred tax expense (benefit) relating to outside basis differences	3,076	(94,685)	—	—
Adjustment for share-based compensation expenses	1,983	4,541	4,910	790
Adjustment for costs incurred on convertible note	—	30,742	—	—
Adjusted net income (non-GAAP)	1,455	26,054	32,431	5,217

Earnings per share for Class A and Class B ordinary shares (non-GAAP)
Basic	0.01	0.10	0.10	0.02
Diluted	0.01	0.09	0.09	0.02
Earnings per ADS* (non-GAAP)
Basic	0.06	0.98	0.99	0.16
Diluted	0.06	0.89	0.91	0.15

*	American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.